Exhibit 99.1
ArcelorMittal reports third quarter 2026 results
Luxembourg, November 5, 2026 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2026.
3Q 2026 key highlights:
Safety focus: Protecting employee health and safety is a core Company value. The multi-year safety transformation continues to progress, focused on embedding execution discipline and delivering consistent safety performance across all regions. LTIF rate of 0.57x in 9M 2026, compared with 0.68x in 9M 2025.
Higher margins demonstrate structural improvement in business performance: EBITDA of $2.0 billion in 3Q 2026, (+34% year-on-year) and EBITDA per tonne improved to $155/t (+$44/t year-on-year), remaining significantly above historical averages. Performance continues to benefit from strategic growth investments, optimized assets and diversified market exposures. In Europe, flat steel shipments increased sequentially, counter to normal seasonal patterns, reflecting the early impacts of the enhanced EU trade measures.
Underlying profitability improved: 3Q 2026 reported net loss of $0.4bn included impairment2 and exceptional items3 related to the idling of ArcelorMittal Kryvyi Rih (Ukraine). Adjusted net income4 in 3Q 2026 increased to $0.9 billion (adjusted basic EPS of $1.15), compared with an adjusted net income of $0.7 billion (adjusted basic EPS of $0.90) in 2Q 2026.
Strong financial position: Net debt increased to $10.3bn4 on September 30, 2026 as compared to June 30, 2026, reflecting $0.4bn of shareholder returns and a temporary $0.5bn net working capital investment during the quarter. Liquidity7 remains robust at $8.7bn, and the Company’s positive free cash flow outlook for 2026 and beyond remains unchanged.
Positive underlying cash generation: The business generated $0.5bn of underlying free cash flow in 9M 2026, after investing $1.1bn in strategic growth projects and excluding the temporary $2.5bn working capital investment. The 9M 2026 investment in working capital of $2.5bn is expected to largely unwind in 4Q 2026, supporting a healthy cash generation and continued returns to shareholders and lower net debt.
Capital return policy continues to create value for shareholders: During 9M 2026, the Company returned $1.1bn to shareholders through dividends and share buybacks. Since September 2020, the fully diluted share count has been reduced by approximately 39%5.
Strategic focus:
Outlook across the near, medium and long term remains positive: Conditions going forward continue to strongly benefit from the regionalization of steel markets and strengthening policy support. Medium-term earnings growth is underpinned by the delivery of the Company’s strategic growth projects. Long-term prospects remain supported by structural demand tailwinds and a strong pipeline of high-return growth opportunities in attractive markets.
European market fundamentals continue to strengthen: Enhanced EU trade measures are beginning to rebalance European steel market fundamentals, reducing import penetration and supporting higher domestic capacity utilization. Following the implementation of the new tariff rate quota (TRQ), ArcelorMittal has brought back all its European blast furnaces into operation, underpinning the preservation of skilled jobs and local supply chains. While higher energy prices have created a temporary cost headwind, steel prices are adjusting to the higher cost environment, supported by lower import volumes and normalizing inventories, ensuring that the European industry can earn its cost of capital. The Company expects flat shipment growth to accelerate in the fourth quarter (a double-digit year-on-year increase), with Group shipments in 2H 2026 expected to exceed those in 1H 2026.

Further policy support remains a prospect: The additional policy measures to expand protection downstream could further strengthen European industrial competitiveness and with it domestic steel demand, building on the positive impact already seen from enhanced steel trade measures.
Strategic growth projects support higher EBITDA and ROCE: The Company’s portfolio of organic growth projects and completed M&A is expected to increase EBITDA potential by approximately $1.8bn6 from 2026 and beyond, unchanged from previous guidance (excluding the Tubarão and potential Pecém downstream projects in Brazil, for which project economics and EBITDA potential will be provided as part of the regular project update alongside 4Q 2026 results). Strategic growth investments target higher-margin products and attractive returns, supporting structurally higher EBITDA, free cash flow and ROCE. 2026 capex guidance remains unchanged at $4.5bn-$5.0bn, including $1.7bn-$1.9bn of strategic capex.
Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Sales	16,466	16,761	15,657	48,684	46,381
Operating (loss)/income	(131)	1,055	544	1,677	3,301
Net (loss)/ income attributable to equity holders of the parent	(391)	683	377	867	2,975
Adjusted net income attributable to equity holders of the parent[4]	868	683	474	2,126	2,284
Basic (loss)/earnings per common share (US$)	(0.52)	0.90	0.50	1.14	3.90
Adjusted basic earnings per common share (US$)[4]	1.15	0.90	0.62	2.80	2.99

Operating (loss)income/tonne (US$/t)	(10)	79	40	43	81
EBITDA	2,023	2,064	1,508	5,766	4,948
EBITDA/tonne (US$/t)	155	155	111	147	121

Crude steel production (Mt)	13.7	14.3	13.6	41.3	42.8
Steel shipments (Mt)	13.0	13.4	13.6	39.2	41.0
Total Group iron ore production (Mt)	12.6	13.5	12.1	39.0	35.7
Iron ore production (Mt) (AMMC and Liberia only)	9.7	10.1	8.5	29.5	25.2
Iron ore shipment (Mt) (AMMC and Liberia only)	9.7	9.4	8.2	29.1	26.1

Weighted average common shares outstanding (in millions)	753	760	761	758	763
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
"Our third quarter performance provides further evidence of the structural improvement in ArcelorMittal's earnings capacity. We continue to generate healthy margins, with EBITDA per tonne of $155 ($44 higher year-on-year) reflecting the benefits of the actions we have taken over several years to enhance our asset portfolio and invest in strategic growth.

“Headwinds during the quarter included higher energy costs in Europe and weather-related disruption and lower pricing impacting our mining business. There are encouraging signs in both areas. Higher energy costs in Europe are increasingly being reflected in steel pricing, and we expect our Liberian mining operation to reach nameplate capacity in the fourth quarter, supporting confidence in its future contribution.

“On safety, we are encouraged by the progress and can see from the results, including a record-low lost time injury frequency rate, that our safety transformation programme is having a positive impact. I want to take this opportunity to thank our people across the Group for their tireless effort in building a world-class safety culture across all operations.

“Another very encouraging development is the support we are seeing from European policy. The implementation of the CBAM and new TRQ framework are creating a more balanced and sustainable operating environment for the European steel industry, supporting higher capacity utilization and profitability over time. It is important that this momentum continues, including further action to address the impact of imports in steel-intensive downstream sectors.

“Looking ahead, we remain very positive. The full benefit of the changes taking place in Europe will be fully reflected from next year onwards. Trade action in Canada and Mexico also point to a strong year for our North American business. At the same time, our strategic growth projects continue to progress well and remain a key differentiator for ArcelorMittal, providing a visible pathway to higher earnings and cash generation. This further reinforces our confidence in our strategy and leaves us well positioned for further profitable growth and long-term value creation."

Safety and sustainable development
Health and safety:
Protecting employee health and safety is a core Company value. The multi-year safety transformation continues to deliver measurable improvements, with an LTIF rate of 0.57x in 9M 2026 vs. 0.68x in 9M 2025.
In 2026, the safety transformation program progressed into its implementation and scale-up phase, focused on embedding execution discipline and delivering consistent safety performance across all regions.
Key milestones included implementation of the upgraded H&S Competency Leadership Model (~80% of operational leaders assessed), with assessment results informing enhanced Safety Academy content to build leadership capability, rollout of the enhanced Contractor Health & Safety Management Standard (with ~20% of sites completing implementation and first audits), and broader deployment of digital safety solutions to strengthen hazard identification and risk management.
Own personnel and contractors – Lost time injury frequency rate

	3Q 26	2Q 26	3Q 25	9M 26	9M 25
North America	—	0.28	0.14	0.14	0.20
Brazil	0.24	0.17	0.21	0.19	0.30
Europe	1.48	1.17	1.50	1.16	1.30
Sustainable Solutions	1.23	1.21	2.18	1.09	1.54
Mining	0.20	0.37	0.21	0.26	0.18
Others	0.37	0.48	0.70	0.49	0.53
Total	0.62	0.60	0.76	0.57	0.68
Sustainable development highlights:
•European trade defence and industrial policy is continuing to broaden: Policymakers are assessing further measures to address trade diversions downstream, with TRQ scope expansion reviews scheduled, political alignment on extending CBAM to downstream products, and growing trade support for industrial sectors (e.g. Automotive policy measures and Industrial Accelerator Act could favour EU-produced steel through local content rules). These developments have the potential to strengthen European industrial competitiveness and support domestic European steel demand.

•The energy transition remains an attractive opportunity for ArcelorMittal, enabling the Group and its customers to decarbonize through investments in renewables, electrical steels for EVs and low-carbon building solutions, with EAF investments playing a key role in the decarbonization of our steelmaking footprint.

•European EAF projects advancing: Gijón (1.1Mt long products) and the Sestao expansion (1.6Mt) are on track for commissioning in 4Q 2026, with ramp-up through 2027, while the 2Mt flat products EAF at Dunkirk has moved into execution. Together, these projects are expected to add approximately 3.9Mt of EAF capacity by 2029, supporting both decarbonization and long-term value creation.
Analysis of results for 3Q 2026 versus 2Q 2026
Sales decreased by 1.8% to $16.5 billion in 3Q 2026 as compared to $16.8 billion in 2Q 2026, primarily reflecting a 2.1% decrease in steel shipments.
Operating loss in 3Q 2026 was $131 million, including impairment charges of $852 million and exceptional charges of $293 million related to the idling of ArcelorMittal Kryvyi Rih (Ukraine) operations. Excluding these charges, the underlying operating performance was broadly stable compared to $1,055 million in 2Q 2026.
EBITDA in 3Q 2026 decreased to $2,023 million as compared to $2,064 million in 2Q 2026. Lower results in Europe (higher carbon and energy prices with lagged benefit of higher steel prices yet to be reflected), Sustainable Solutions (seasonal factors) and Mining segments (lower market prices and higher freight rates) were partly offset by improved performance in Brazil.
Net interest expense increased to $181 million in 3Q 2026 from $136 million in 2Q 2026 and includes $37 million additional one-off charge associated with a joint-venture.
Foreign exchange and other net financing charges amounted to a gain of $10 million in 3Q 2026 as compared to a loss of $286 million in 2Q 2026. 3Q 2026 includes $0.1 billion non-cash mark-to-market gain on derivatives related to energy contracts and lower foreign exchange impacts.
An income tax expense of $350 million in 3Q 2026 compares with an income tax expense of $175 million in 2Q 2026. 3Q 2026 income tax expense includes $170 million deferred tax asset reduction following the idling of Ukraine operations.
Net loss in 3Q 2026 was $391 million, or $0.52 loss per share, as compared with net income of $683 million, or $0.90 earnings per share, in 2Q 2026. Reported results were impacted by impairment and exceptional charges related to the idling of ArcelorMittal Kryvyi Rih in Ukraine. Excluding these items, adjusted net income4 increased to $868 million in 3Q 2026 from $683 million in 2Q 2026, with adjusted basic earnings per common share increasing to $1.15 in 3Q 2026 from $0.90 in 2Q 2026.
Net cash provided by operating activities during 3Q 2026 amounted to $665 million, as compared to $961 million in 2Q 2026, and included a working capital investment of $492 million as compared to $457 million in 2Q 2026. Capex for 3Q 2026 was

$1,065 million, including $361 million spent on strategic growth projects, as compared to $1,102 million in 2Q 2026. Free cash outflow of $442 million, together with shareholder returns of $390 million, resulted in net debt of $10.3 billion as at September 30, 2026, as compared to $9.5 billion as at June 30, 2026.
Analysis of operations
North America

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Sales	3,672	3,671	3,311	10,640	9,290
Operating income	326	333	28	865	2,226
Depreciation	(161)	(155)	(175)	(493)	(452)
Exceptional items[3]	—	—	(97)	—	1,645
EBITDA	487	488	300	1,358	1,033
Crude steel production (Kt)	2,105	2,202	1,662	6,441	5,951
- Flat shipments (Kt)	2,205	2,296	2,173	6,714	6,275
- Long shipments (Kt)	578	695	538	1,830	1,870
Steel shipments (Kt)	2,645	2,831	2,615	8,100	7,789
Average steel selling price (US$/t)	1,228	1,161	1,102	1,159	1,002
Crude steel production decreased by 4.4% to 2.1Mt in 3Q 2026, as compared with 2.2Mt in 2Q 2026, including the impact of a strike at a long products facility in Canada, which was resolved in early October 2026, and unplanned maintenance in Mexico.
Sales were stable at $3.7 billion in 3Q 2026, as compared to 2Q 2026, as a 5.7% increase in average steel selling prices offset a 6.6% decline in steel shipments. Lower shipments primarily reflected reduced long products volumes, driven by the impact of lower production as indicated above, while improved pricing reflected strengthening market conditions.
Operating income was $326 million in 3Q 2026, as compared with $333 million in 2Q 2026.
EBITDA in 3Q 2026 of $487 million was stable as compared to $488 million in 2Q 2026, primarily reflecting lower steel shipments, offset by a positive price-cost effect.
Brazil9

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Sales	3,127	3,152	2,807	9,088	8,271
Operating income	367	274	210	864	379
Depreciation	(139)	(127)	(91)	(377)	(267)
Exceptional items[3]	—	—	—	—	(453)
EBITDA	506	401	301	1,241	1,099
Crude steel production (Kt)	3,669	3,711	3,595	10,894	10,714
- Flat shipments (Kt)	2,262	2,363	2,289	6,906	6,680
- Long shipments (Kt)	1,236	1,213	1,257	3,619	3,553
Steel shipments (Kt)	3,477	3,568	3,530	10,477	10,186
Average steel selling price (US$/t)	814	798	739	784	753
Crude steel production decreased by 1.1% to 3.7Mt in 3Q 2026, as compared with 2Q 2026.
Sales in 3Q 2026 of $3.1 billion as compared to $3.2 billion in 2Q 2026, with higher average steel selling prices +1.9% partially offsetting the impact of lower shipment volumes (2.6%).

Operating income increased to $367 million in 3Q 2026, as compared to $274 million in 2Q 2026.

EBITDA increased by 26.2% to $506 million in 3Q 2026 as compared to $401 million in 2Q 2026, primarily reflecting a positive price-cost effect.

Europe

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Sales	7,642	7,797	7,186	22,885	22,057
Operating income	275	410	233	924	473
Depreciation	(273)	(287)	(280)	(822)	(843)
Impairment items[2]	—	—	—	—	(194)
EBITDA	548	697	513	1,746	1,510
Crude steel production (Kt)	7,247	7,551	7,251	21,630	22,768
- Flat shipments (Kt)	5,194	5,137	5,073	15,647	15,730
- Long shipments (Kt)	1,716	2,002	1,931	5,514	6,115
Steel shipments (Kt)	6,888	7,138	7,001	21,134	21,834
Average steel selling price (US$/t)	974	967	915	957	891
Crude steel production decreased by 4.0% to 7.2Mt in 3Q 2026, as compared with 2Q 2026.
Sales of $7.6 billion in 3Q 2026, as compared to $7.8 billion in 2Q 2026.
As compared to 2Q 2026, flat steel product shipments increased 1.1% to 5.2Mt (+2.4% compared to 3Q 2025), counter to normal seasonal trends and reflecting the early impacts of the new TRQ mechanism. For long products, the impact of lower imports was offset by reduced ASC (largely inventory destocking). As a result, long product shipments sequentially declined primarily due to seasonality, with scope adjusted shipments (i.e. excluding Bosnia and Hunedoara) largely stable year-on-year.
Operating income was $275 million in 3Q 2026, as compared with $410 million in 2Q 2026.
EBITDA decreased to $548 million in 3Q 2026, as compared with $697 million in 2Q 2026, primarily reflecting the impact of lower long product shipments and a temporary mismatch between rapidly rising input costs and realized selling prices. Steel prices are adjusting to the higher energy cost environment, with this process expected to continue through the fourth quarter. Consequently, first-quarter realized prices are expected to align with the industry's higher cost base. Notably, annual contracts representing >25% of Europe flat product volumes have yet to adjust to the new market environment.
Sustainable Solutions

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Sales	2,766	2,989	2,596	8,378	7,901
Operating income	61	84	38	214	152
Depreciation	(58)	(58)	(63)	(171)	(164)
EBITDA	119	142	101	385	316
Sales decreased by 7.5% to $2.8 billion in 3Q 2026, as compared with $3.0 billion in 2Q 2026, reflecting normal seasonal impacts during the quarter.
Operating income was $61 million in 3Q 2026, as compared with $84 million in 2Q 2026.

EBITDA decreased by 16.2% to $119 million in 3Q 2026, as compared with $142 million in 2Q 2026, primarily reflecting lower seasonal activity levels. EBITDA in 3Q 2026 increased 18.4% year-on-year primarily driven by improved margins in the downstream and building solutions businesses.
Mining

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Sales	732	780	732	2,429	2,324
Operating income	32	93	142	340	591
Depreciation	(96)	(86)	(67)	(266)	(200)
EBITDA	128	179	209	606	791
Iron ore production (Mt)	9.7	10.1	8.5	29.5	25.2
Iron ore shipment (Mt)	9.7	9.4	8.2	29.1	26.1
Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.
Iron ore production in 3Q 2026 decreased to 9.7Mt as compared with 10.1Mt in 2Q 2026, primarily driven by lower volumes in ArcelorMittal Mines Canada (“AMMC”) due to planned maintenance. Compared to 3Q 2025, iron ore production increased by 13.4%, driven primarily by the ramp up of the new concentrator in Liberia.
In 3Q 2026, iron ore shipments increased to 9.7Mt from 9.4Mt in 2Q 2026, primarily reflecting improved shipment volumes at AMMC following weather-related constraints on port operations in the prior quarter. Liberia iron ore shipments were broadly stable quarter-on-quarter, reflecting the impact of a heavy monsoon season. Challenging weather conditions that emerged in late 2Q 2026 persisted throughout 3Q 2026, limiting the progress and reducing the expected full-year shipments to approximately 16Mt. Nevertheless, 4Q 2026 production and shipments are expected to improve significantly and achieve annualized rates in line with the 20Mt design capacity.
Sales in 3Q 2026 were 6.1% lower at $0.7 billion as compared to $0.8bn in 2Q 2026 reflecting lower iron ore reference prices (-7.8%) offset in part by higher iron ore shipments.
Operating income decreased to $32 million in 3Q 2026, compared with $93 million in 2Q 2026.
EBITDA decreased to $128 million in 3Q 2026 as compared with $179 million in 2Q 2026, primarily reflecting lower iron ore prices and higher freight costs.
India and JVs
Income from associates, joint ventures and other investments was stable at $225 million in 3Q 2026 as compared to $229 million in 2Q 2026.
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers its AMNS India joint venture (60% equity interest) to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of its operational performance and value to the Group.
AMNS India

(USDm) unless otherwise shown	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Production (Kt) (100% basis)	1,973	1,948	1,832	5,753	5,343
Shipments (Kt) (100% basis)	1,977	1,927	1,939	5,898	5,596
Sales (100% basis)	1,644	1,657	1,496	4,919	4,433
EBITDA (100% basis)	266	257	217	718	518
Sales decreased by 0.8% to $1.6 billion in 3Q 2026 as compared to $1.7 billion in 2Q 2026.
EBITDA increased by 3.4% to $266 million in 3Q 2026 as compared to $257 million in 2Q 2026, primarily due to a positive price-cost effect.

Recent development

•On September 25, 2026, ArcelorMittal announced that it is unable to safely and sustainably operate ArcelorMittal Kryvyi Rih (Ukraine) following multiple missile strikes. ArcelorMittal Kryvyi Rih has continued to operate in an increasingly challenging environment since the onset of the conflict. Following a fundamental change in the safety risk profile, together with severe pressure on the logistics system, the Company took the difficult decision to idle operations, with the safety of employees remaining the overriding priority. Since the onset of the war, ArcelorMittal has provided over $700 million of financial support to sustain the business and maintain continuity of operations. Going forward the future cash spend is expected to be limited (including 4Q 2026) and focused on asset preservation, security and environmental compliance while maintaining restart optionality.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Sept 30, 2026	Jun 30, 2026	Dec 31, 2025
ASSETS
Cash and cash equivalents	3,191	4,898	5,476
Trade accounts receivable and other	4,632	4,508	3,476
Inventories	19,956	19,283	18,589
Prepaid expenses and other current assets	3,850	3,163	3,027
Assets held for sale[8]	151	140	37
Total Current Assets	31,780	31,992	30,605

Goodwill and intangible assets	5,045	5,461	5,252
Property, plant and equipment	41,151	41,399	41,041
Investments in associates and joint ventures	9,955	9,937	10,393
Deferred tax assets	8,157	8,561	8,860
Other assets	2,188	1,800	1,552
Total Assets	98,276	99,150	97,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,715	2,694	2,739
Trade accounts payable and other	13,348	12,932	13,008
Accrued expenses and other current liabilities	7,366	6,715	6,754
Liabilities held for sale[8]	61	54	19
Total Current Liabilities	22,490	22,395	22,520

Long-term debt, net of current portion	11,850	11,727	10,671
Deferred tax liabilities	2,327	2,328	2,294
Other long-term liabilities	5,558	5,877	5,682
Total Liabilities	42,225	42,327	41,167

Equity attributable to the equity holders of the parent	54,123	54,820	54,466
Non-controlling interests	1,928	2,003	2,070
Total Equity	56,051	56,823	56,536
Total Liabilities and Shareholders’ Equity	98,276	99,150	97,703

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2026	Jun 30, 2026	Sept 30, 2025	Sept 30, 2026	Sept 30, 2025
Sales	16,466	16,761	15,657	48,684	46,381
Depreciation (B)	(784)	(780)	(736)	(2,313)	(2,089)
Impairment items[2] (B)	(852)	—	—	(852)	(194)
Exceptional items[3] (B)	(293)	—	(97)	(293)	1,065
Operating (loss)/income (A)	(131)	1,055	544	1,677	3,301
Operating margin %	(0.8)%	6.3%	3.5%	3.4%	7.1%

Income from associates, joint ventures and other investments (C)	225	229	131	631	429
Impairments and exceptional items of associates, joint ventures and other investments	—	—	—	—	48
Net interest expense	(181)	(136)	(84)	(450)	(205)
Foreign exchange and other net financing income/(loss)	10	(286)	(86)	(356)	37
(Loss)/income before taxes and non-controlling interests	(77)	862	505	1,502	3,610
Current tax benefit/(expense)	57	(33)	(166)	(114)	(486)
Deferred tax (expense)/benefit	(407)	(142)	60	(547)	(74)
Income tax expense (net)	(350)	(175)	(106)	(661)	(560)
Net (loss)/income including non-controlling interests	(427)	687	399	841	3,050
Non-controlling interests loss	36	(4)	(22)	26	(75)
Net (loss)/income attributable to equity holders of the parent	(391)	683	377	867	2,975

Basic (loss)/earnings per common share ($)	(0.52)	0.90	0.50	1.14	3.90
Diluted (loss)/earnings per common share ($)	(0.52)	0.89	0.49	1.14	3.88

Weighted average common shares outstanding (in millions)	753	760	761	758	763
Diluted weighted average common shares outstanding (in millions)	753	764	764	763	767

OTHER INFORMATION
EBITDA (A-B+C)	2,023	2,064	1,508	5,766	4,948
EBITDA Margin %	12.3%	12.3%	9.6%	11.8%	10.7%

Total Group iron ore production (Mt)	12.6	13.5	12.1	39.0	35.7
Crude steel production (Mt)	13.7	14.3	13.6	41.3	42.8
Steel shipments (Mt)	13.0	13.4	13.6	39.2	41.0

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2026	Jun 30, 2026	Sept 30, 2025	Sept 30, 2026	Sept 30, 2025
Operating activities:
(Loss)/income attributable to equity holders of the parent	(391)	683	377	867	2,975
Adjustments to reconcile net result to net cash provided by operations:
Non-controlling interests (loss)/income	(36)	4	22	(26)	75
Depreciation and impairments[2]	1,636	780	736	3,165	2,283
Exceptional items[3]	293	—	97	293	(1,065)
Income from associates, joint ventures and other investments	(225)	(229)	(131)	(631)	(429)
Impairments and exceptional items of associates, joint ventures and other investments	—	—	—	—	(48)
Deferred tax expense/(benefit)	407	142	(60)	547	74
Change in working capital	(492)	(457)	(417)	(2,473)	(1,908)
Other operating activities (net)	(527)	38	127	(125)	(144)
Net cash provided by operating activities (A)	665	961	751	1,617	1,813
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,065)	(1,102)	(1,237)	(3,438)	(3,090)
Other investing activities (net)	11	597	(274)	555	(213)
Net cash used in investing activities	(1,054)	(505)	(1,511)	(2,883)	(3,303)
Financing activities:
Net (payments)/proceeds relating to payable to banks and long-term debt	(813)	825	1,138	468	977
Dividends paid to ArcelorMittal shareholders	(113)	(114)	—	(341)	(210)
Dividends paid to minorities shareholders (C)	(42)	(11)	(52)	(114)	(98)
Share buyback	(277)	(483)	—	(760)	(262)
Lease payments and other financing activities (net)	(54)	(65)	(61)	(178)	(172)
Net cash (used in)/provided by financing activities	(1,299)	152	1,025	(925)	235
Net (decrease)/increase in cash and cash equivalents	(1,688)	608	265	(2,191)	(1,255)
Cash and cash equivalents transferred (to)/from assets held for sale	(12)	(10)	17	(32)	(12)
Effect of exchange rate changes on cash	(16)	(35)	14	(37)	521
Change in cash and cash equivalents	(1,716)	563	296	(2,260)	(746)

Free cash flow (A+B+C)	(442)	(152)	(538)	(1,935)	(1,375)

Appendix 1: Capital expenditures1

(USD million)	3Q 26	2Q 26	3Q 25	9M 26	9M 25
North America	246	290	236	768	459
Brazil	167	153	195	499	514
Europe	351	405	412	1,118	1,035
Sustainable Solutions	72	68	61	220	191
Mining	184	134	264	685	707
Others	45	52	69	148	184
Total	1,065	1,102	1,237	3,438	3,090

Appendix 2: Debt repayment schedule as of September 30, 2026

(USD billion)	2026	2027	2028	2029	≥2030	Total
Bonds	—	1.2	0.6	0.5	5.4	7.7
Commercial paper	0.7	0.4	—	—	—	1.1
Other loans	0.3	0.3	0.9	0.4	2.9	4.8
Total gross debt	1.0	1.9	1.5	0.9	8.3	13.6
As of September 30, 2026, the average debt maturity is 8.0 years.
Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Sept 30 2026	Jun 30 2026	Dec 31, 2025
Gross debt	13,565	14,421	13,410
Less: Cash and cash equivalents	(3,191)	(4,898)	(5,476)
Less: Cash and cash equivalents held as part of the assets held for sale[8]	(35)	(23)	(3)
Net debt (including Cash and cash equivalents held as part of assets held for sale)	10,339	9,500	7,931
Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	3Q 26	2Q 26	3Q 25	9M 26	9M 25
Net (loss)/income attributable to equity holders of the parent	(391)	683	377	867	2,975
Impairment items[2]	(852)	—	—	(852)	(194)
Exceptional items[3]	(293)	—	(97)	(293)	1,065
Impairments and exceptional items of associates, joint ventures, and other investments	—	—	—	—	48
Non-controlling (minority) interest of 4.87% in ArcelorMittal Kryvyi Rih’s impairment and exceptional items	56	—	—	56	—
Related tax impacts and one-off tax charges[3]	(170)	—	—	(170)	(228)
Adjusted net income attributable to equity holders of the parent	868	683	474	2,126	2,284

Weighted average common shares outstanding (in millions)	753	760	761	758	763
Adjusted basic EPS $/share	1.15	0.90	0.62	2.80	2.99
Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:
Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.
Adjusted net income: refers to reported net income less impairment items and exceptional items and related tax impacts and one-off tax charges.
Apparent steel consumption (ASC): calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represent cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e. AM/NS Calvert until June 18, 2025 and AMNS India).
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
Depreciation: refers to amortization and depreciation.
EPS: refers to basic or diluted earnings/(loss) per share.
EBITDA: defined as operating income plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).
EBITDA/tonne or margin: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e. negative free cash flow)
Foreign exchange and other net financing income/(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.
Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items, if any).
Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Kt: refers to thousand metric tonnes.
Liquidity: defined as cash and cash equivalents (included cash held as part of assets held for sale) plus available revolving credit facilities
LTIF: refers to lost time injury ("LTI") frequency rate equals lost time injuries per 1,000,000 worked hours (own personnel and contractors) and includes fatalities; an LTI is an incident that causes an injury that prevents the person from returning to his/her next scheduled shift or work period.
Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents (including cash and cash equivalents held as part of assets held for sale)
Net interest expense: includes interest expense less interest income.
Operating results: refers to operating income/(loss).
Operating segments: North America segment includes the Flat, Long and Tubular operations of US, Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes Flat and Long operations, and through October 30, 2025, included Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Ukraine and South Africa, the captive iron ore mines in Ukraine, holding companies and intragroup stock margin eliminations. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).
ROCE (Return on capital employed): refers to operating income, excluding impairment and exceptional items, plus income from associates, JVs and other investments (excluding impairments and exceptional items, if any), minus income taxes (excluding one-off tax charges) divided by the average equity plus net debt for the period.
Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Underlying free cash flow: Refers to free cash flow less change in working capital
Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
Footnotes
1.The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.Impairment charges of $852 million in 3Q 2026 relate to idling of ArcelorMittal Kryvyi Rih (Ukraine) operations. Impairment charges of $194 million in 9M 2025 related to announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia.
3.Exceptional charges of $293 million in 3Q 2026 relate to idling of ArcelorMittal Kryvyi Rih (Ukraine) operations. 3Q 2026 income tax expense includes $170 million deferred tax asset reduction following the idling of Ukraine operations.

Exceptional gains of $1,065 million in 9M 2025 primarily includes a $1,645 million net gain from acquiring Nippon Steel’s 50% stake in AM/NS Calvert (North America segment), partially offset mainly by final settlement of the purchase price of Votorantim's long business in Brazil ($0.4 billion). One-off tax charges for $0.2 billion relate to the reversal of a deferred tax asset and corresponding deferred tax expense which was partly offset by the positive tax impact relating to the Votorantim settlement (both of which are considered exceptional items for the calculation of adjusted net income).
4.See Appendix 4 for the reconciliation of adjusted net (loss)/income and adjusted basic earnings per share; see appendix 3 for the reconciliation of gross debt to net debt.
5.September 2020 was the inception date of the ongoing share buyback programs. Following the completion of the first 10 million share buyback tranche during 2Q 2026, the Company launched a new tranche of share buyback up to 10 million shares, of which 3.4 million shares were repurchased as of September 30, 2026.
6.The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. Strategic projects are expected to increase EBITDA potential by ~$1.8 billion from 2026 and beyond. The 2026 contribution from strategic projects is now expected to be ~$0.5 billion (previously guided at $0.7 billion), reflecting a lower year-on-year contribution from Liberia due to shipment volumes of ~16Mt (vs. ~18Mt previously guided) and higher freight rates. This impact is expected to be recovered in 2027, with no change to Liberia’s normalized earnings contribution.This excludes the approved Tubarão and potential Pecém downstream projects in Brazil, for which project economics will be provided with 4Q 2026 results in February 2027. Other projects under development include: advanced studies for a potential second 1.5Mt EAF at Calvert, which would expand domestic steelmaking capability at our world-class facility, enhance melt-and-pour capacity, and strengthen participation in the US steel market. The project would leverage existing infrastructure, established customer relationships and downstream assets, supporting attractive capital efficiency and value-added growth opportunities. Future growth optionality in India remains significant, with the announced 8.2Mtpa Andhra Pradesh greenfield project (assuming timely receipt of remaining regulatory approvals, including securing a long-term iron ore supply agreement with NMDC) and the potential expansion of Hazira to 24Mtpa (from 15Mtpa following completion of the current expansion) with detailed engineering underway, supporting a long-term pathway towards 40Mt of steelmaking capacity.
7.Liquidity at the end of September 30, 2026, of $8.7 billion consisted of cash and cash equivalents of $3.2 billion (including cash and cash equivalents held as part of assets held for sale) and $5.5 billion of available credit lines. On April 13, 2026, ArcelorMittal extended its $5.5 billion revolving credit facility. The maturity was extended by one year to May 29, 2031.
8.As of September 30, 2026 and June 30, 2026, assets and liabilities held for sale are related to the ongoing disposal of a downstream long wire rod business in the Brazil segment. As of December 31, 2025, assets and liabilities held for sale related to the announced divestment of Tubular subsidiary.
9.The acquisition of Votorantim’s long steel business in Brazil in 2018 significantly strengthened ArcelorMittal’s market position, adding approximately 2Mt of annual production capacity, increasing market share, and unlocking cost efficiencies alongside substantial operational, logistics, and procurement synergies. As part of the original deal structure, Votorantim and ArcelorMittal retained certain put and call option rights. In March 2022, Votorantim exercised its put option, resulting in a valuation dispute that proceeded to arbitration in Brazil. Following hearings in October 2024, the parties reached a settlement in June 2025, under which ArcelorMittal Brasil will pay approximately $546 million over three years. Net of amounts previously provisioned, ArcelorMittal recorded a net amount of $0.4 billion in 2Q 2025 as an exceptional item. The first instalment of $0.2 billion was paid in 3Q 2025, and second paid in 2Q 2026, with 2 further annual payments of $0.1 billion due in 2027 and 2028.

Third quarter 2026 earnings analyst conference call
ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended September 30, 2026 on: Thursday November 5, 2026, at 10.00 US Eastern time, 15.00 London time and 16.00 CET.
To access via the conference call and ask a question during the Q&A, please register in advance: https://register-conf.media-server.com/register/BIb02386253b534362ab885b3c5a9e2ba0
Alternatively, the webcast can be accessed at: https://edge.media-server.com/mmc/p/w4czdmw6
A copy of the earnings call transcript will also be available on the website.

Forward-Looking Statements
This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, "will", “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
Non-GAAP/Alternative Performance Measures
This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, EBITDA/tonne, (underlying) free cash flow (FCF), adjusted net income and adjusted basic earnings per share which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cash flow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cash flow that is available for allocation at management’s discretion. The Company’s guidance as to free cash flow, EBITDA from Sustainable Solutions segment and additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.
About ArcelorMittal
ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 14 countries. In 2025, ArcelorMittal had revenues of $61.4 billion and crude steel production of 55.6 million metric tonnes, while iron ore production reached 48.8 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/
Enquiries
ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com
ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419